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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


             Information to be included in Statements filed pursuant
                       to Rules 13d-1(b), (c), and (d) and
               Amendments thereto filed pursuant to Rule 13d-2(b)


                           NetSol International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64115A105
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                                 (CUSIP Number)

                                 August 7, 2001
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             (Date of Event Which Requires Filing of this Statement)


                   Check the appropriate box to designate the
                 rule pursuant to which this Schedule is filed:

                               [ ] Rule 13d-1(b)
                               [X] Rule 13d-1(c)
                               [ ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Master Fund, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                   (b)  [X]
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         British Virgin Islands
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            NUMBER OF       5      SOLE VOTING POWER

              SHARES               1,913,000
                            ---------------------------------------------------
           BENEFICIALLY     6      SHARED VOTING POWER

             OWNED BY              0
                            ---------------------------------------------------
               EACH         7      SOLE DISPOSITIVE POWER

            REPORTING              1,913,000
                            ---------------------------------------------------
              PERSON        8      SHARED DISPOSITIVE POWER

               WITH:               0

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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,923,000
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         16.7%
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12       TYPE OF REPORTING PERSON

         OO
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-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Blue Water Partners II, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                   (b)  [X]
-------------------------------------------------------------------------------
3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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            NUMBER OF       5      SOLE VOTING POWER

              SHARES               246,000
                            ---------------------------------------------------
           BENEFICIALLY     6      SHARED VOTING POWER

             OWNED BY              0
                            ---------------------------------------------------
               EACH         7      SOLE DISPOSITIVE POWER

            REPORTING              246,000
                            ---------------------------------------------------
              PERSON        8      SHARED DISPOSITIVE POWER

               WITH:               0
-------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         243,100
-------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

-------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         2.1%
-------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         OO
-------------------------------------------------------------------------------



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ITEM 1.

(a)   Name of Issuer:  NetSol International, Inc.
(b)   Address of Issuer's Principal Executive Offices:
                  24025 Park Sorrento, Suite 220
                  Calabasas, CA 91302

ITEM 2.

(a) - (c)  Name, Principal Business Address and Citizenship of Persons Filing:

      (1)   Blue Water Master Fund, L.P.
            c/o Citco Fund Services
            Kaya Flamboyan 9
            Curacao, Netherland, Antilles
            Citizenship:  British Virgin Islands


      (1)   Blue Water Partners II, L.P.
            6 Chanticlaire
            Manhasset, NY  11030
            Citizenship:  Delaware, USA

(d)   Title of Class of Securities:  Common Stock, par value $0.001 per share
(e)   CUSIP Number:  64115A105


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

    (a) - (j)  Not Applicable.


ITEM 4.  OWNERSHIP

          The information in Items 1, 5 through 11 on the cover pages on
     Schedule 13G is hereby incorporated by reference.

     As of the close of business on August 6, 2001, Registrants may be deemed to beneficially own, in the aggregate, 2,166,100 Shares, representing approximately 18.8% of the Issuer's outstanding Shares (based upon the 11,545,503 Shares stated to be outstanding as of May 11, 2001, by the Issuer in the Issuer's Definitive Proxy Statement, filed with the Securities and Exchange Commission on June 8, 2001).

     BW Master Fund, L.P. ("BW Master Fund") has sole voting power and sole dispositive power with regard to 1,923,000 Shares. BW Partners I, L.P. ("BW Partners") has sole voting power and sole dispositive power with regard to 243,100 Shares. The limited partners of BW Master Fund are Blue Water Partners I, L.P. and Blue Water Fund, Ltd. Because they are the only limited partners of BW Master Fund, their ownership of interests in BW Master Fund may, under SEC interpretations, be deemed ownership of the securities owned by BW Master Fund. Blue Water Partners I, L.P. and Blue Water Fund, Ltd. each specifically disclaims ownership of the securities described in this report. BW Partners holds title to and has sole power to vote or to direct the vote of 246,000 of the 1,913,000 Shares described in this filing. Blue Water Partners, L.L.C. is the general partner of each of BW Master Fund, and BW Partners, and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Blue Water Partners, L.L.C. specifically disclaims ownership of the securities described in this report. JDI Management Corp. provides investment advisory services to Blue Water Partners, L.L.C., and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. JDI Management Corp. specifically disclaims ownership of the securities described in this report. Jonathan D. Iseson holds a controlling interest in JDI Management Corp. and as such may, under SEC interpretations, be deemed a beneficial owner of the securities held by the partnerships. Jonathan D. Iseson specifically disclaims ownership of the securities described in this report.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     See Item 4 above.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


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     Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Not Applicable.


ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2001

BLUE WATER MASTER FUND, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                   /s/  JONATHAN D. ISESON
               -------------------------------
               By:  Jonathan D. Iseson
               Its: Principal




BLUE WATER PARTNERS II, L.P.

By:  Blue Water Partners, L.L.C.
Its: General Partner

         By:  JDI Management Corp.
         Its: Principal

                   /s/  JONATHAN D. ISESON
               -------------------------------
               By:  Jonathan D. Iseson
               Its: Principal